EXHIBIT 12.1
ARCHSTONE-SMITH TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)
(Unaudited)

	Three Months Ended
	March 31,		Twelve Months Ended December 31,
	2007(1)	2006(1)	2006(1)	2005(1)	2004(1)	2003(1)	2002(1)
Earnings from operations	$39,478	$35,098	$174,400	$103,487	$85,755	$72,899	$82,304
Add:
Interest expense	67,293	45,527	220,123	133,578	101,653	94,012	92,964

Earnings as adjusted	$106,771	$80,625	$394,523	$237,065	$187,408	$166,911	$175,268

Fixed charges:
Interest expense	$67,293	$45,527	$220,123	$133,578	$101,653	$94,012	$92,964
Capitalized interest	12,887	12,771	51,808	39,111	23,572	26,854	32,377

Total fixed charges	$80,180	$58,298	$271,931	$172,689	$125,225	$120,866	$125,341

Ratio of earnings to fixed charges	1.3	1.4	1.5	1.4	1.5	1.4	1.4

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.